

LIFESHIRT PRODUCTS, INC.

Regulation Crowdfunding Form C Offering Memorandum

Target Offering Amount of $400,000 to a Maximum Amount of $1,235,000 Class B Common Stock

MINIMUM INVESTMENT

$308

OFFERING PERIOD

7 November 2023 – 7 November 2024

TABLE OF CONTENTS

About this Form C

The Offering is being made through Texture Capital, Inc. ("Texture Capital") in its capacity as a registered broker dealer (FINRA CRD No. 300853; CIK No. 0001979873). Information about the Company is provided on the Offering Page maintained for this Offering by Texture Capital, which is located at investinlifeshirt.com and in Exhibit 3 of the Form C of which this Offering Memorandum forms a part.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration. The U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories.

If applicable, any updates on the status of this Offering may be found at lifeshirt.com/regcf

Offering Summary

The Company

Company	Lifeshirt Products, Inc. ("the Company," "the Issuer")
Address	16192 Coastal Highway Lewes, DE 19958
Website	www.lifeshirt.com
Number of Employees	1
President	Bert Pearsall
State of Jurisdiction	Delaware
Date of Incorporation	May 12, 2023
Fiscal Year End	December 31

Terms

Security Type	Class B Common Stock
Price per Share	$5.60
Target Amount	$400,000
Maximum Amount	$1,235,000
Bonus Perks	For investments $2,500 or more: 50% off one (1) LifeShirt product.
Voting Rights	None
Registration Exemption	Regulation Crowdfunding ("Regulation CF")
Placement Agent	Texture Capital, Inc.

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the issuer:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and

- The issuer or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at lifeshirt.com/regcf.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

_____

Bert Pearsall

PRESIDENT

The Company

Business Summary

Lifeshirt Products, Inc ("Lifeshirt" or the "Company") is a corporation organized under the laws of the state of Delaware. The Company was initially organized as Marine Safety Products, LLC ("MSP"), a Florida limited liability company in August 2012 for the sole purpose of developing the Lifeshirt concept. MSP successfully completed its initial development stage after receiving UL / U.S Coast Guard approval for the Lifeshirt Classic model in 2023. It also received several international patents and trademarks for the proprietary design and engineering of its personal flotation devices (PFD). In 2023, the MSP members converted the company to Lifeshirt Products, Inc in advance of this Regulation CF offering. MSP Member Units were converted to equivalent shares of Lifeshirt Products, Inc., and after all MSP assets are assigned to Lifeshirt Products, Inc., MSP will be dissolved.

As the Company transitions to an operational phase, the board intends to hire an experienced executive team from the athletic or marine apparel industry to manage daily operations. To date, the Company has been solely capitalized by private seed-level investment and has issued a total of ~2,706,213 shares. The Company owns its property and assets free and clear of all mortgages, liens, pledges, security interests, claims, and encumbrances.

Assets, Awards, and Recognition

The Company's primary asset is its suite of intellectual property. The Company has moved to protect its IP rights through trademark and patent applications for product designs and proprietary concepts. To date, the Company has been issued utility patents in the U.S., Australia, and Canada for technologies defining a "Splash-Resistant Automatically Inflatable Flotation Device" (US 9,139,271). It has also received several national and international design patents including "Flotation Shirt with Inflation Components", "Inflator Housing" and "Loose-fitting Flotation Shirt with Inflation Components". In total, the Company has filed patent applications for proprietary technologies in 44 countries, with patents issued in 27 so far. Additionally, the Company has successfully registered several U.S. and international trademarks, namely, "LifeShirt" in class 009 (safety devices) and "world's most comfortable flotation device" for uses associated with life-saving equipment just as life jackets.

LifeShirt has already received numerous design awards derived from selective "pre-launch" product line debuts. These awards include:

- *Best New Technical Apparel Product* **at ICAST** - the world's largest sportfishing trade show
- *Innovations in Life Jacket Design* **by BoatUS** - the oldest and largest association for boater regulations
- *Best New Product (accessories) by* **ISPO BRANDNEW** - world's largest trade fair for sporting goods
- **2022 TOP PRODUCTS, by Boating Industry Magazine** – a leading boating industry publication

Products

The Company has developed a LifeShirt product range for children, youths, and adults. The product line consists of both "sports fit" devices intended for active watersports and a "relaxed fit" range intended for more leisurely water activities such as boating and fishing. In addition to flotation, all products use the most advanced marine grade fabrics that include UPF 50+ to help protect users from ultraviolet sun rays. All LifeShirt models will include manual inflation via a pull handle or oral inflation tube located in the front of the shirt. Premium models will also be equipped with the Company's patented splash resistant auto-inflation technology.

The **Classic** model is the first UL approved LifeShirt and comes with an integrated Level 70 inflatable PFD with manual-only inflation accessed via a pull cord or oral inflation tube. The pull chord provides instant inflation while the oral tube gives the wearer flexibility in terms of when and how much air to put in the internal bladder. This model is currently certified for sale in both North America and international markets including Europe and Australia. The Company understood that market adoption of the premium LifeShirt models will create competition, specifically from the larger generic PFD market with lower price points. As a result, the Company reprioritized its development effort to leverage more generic inflation and bladder technology combined with the LifeShirt form factor concept. As a result, the Classic LifeShirt is an attractively priced device ideal for large volume sales either through large chain department and sporting goods stores, training centers, tourism boards and general recreational use.

LifeShirt's **Stronghold®** model is a Level 70 compression-fit PFD providing 70 newtons of buoyancy and a form fit to enhance athletic performance. The Stronghold® features both manual and the Company's patented automatic inflation technology. While the shirt is designed for use during more active water activities such as surfing, it will be a preferred option for buyers looking for premium style and performance. The Stronghold is currently undergoing ISO testing in the UK and is expected to be approved for international sales in 2024. Separately, samples have been delivered to Underwriter's Laboratory to begin testing in 2024 for North America.

The **Safeguard®** model is a Level 70 relaxed fit inflatable PFD that comes in warm or cool weather models. The Safeguard® is ideal for recreational boating, fishing, paddle sports, or a day at the beach. The Safeguard is currently undergoing ISO testing in the UK and is expected to be approved for international sales in 2024. Separately, samples have been delivered to Underwriter's Laboratory to begin testing in 2024 for North America.

The **Watchdog®** model is a Level 50 device that includes models with manual-only or patented automatic inflation technology for small children under the age of 10. It will be certified for international markets only. However, this does not preclude Watchdog from being sold in the U.S. as many existing brands include non-Coast Guard approved products in their portfolio.

Product Summary Table

Model	Fit (Age / Sex)	Certification	Target ASP
Classic	Adult / Universal	All	$199
Stronghold	Adult / Men	All	$219
Safeguard	Adult / Men	All	$219
Watchdog	Kids / Universal	International Only	$199

Lastly, each LifeShirt model requires a CO2 consumable cartridge to inflate the LifeShirt and each cartridge provides one inflation. As a result, the company will also sell CO2 LifeShirt Rearming Kits which will include 3 cartridges. While these are common devices for inflatable life jackets on the market today, most PFDs only work with specific cartridges due to varying thread count specs, cartridge dimensions and capacities. Consequently, this creates an opportunity for repeat customers and a high margin recurring revenue stream.

Current stage and roadmap

Lifeshirt Products, Inc. has been working with various testing houses and certification bodies around the world with the goal of receiving relevant certifications prior to market entry. The LifeShirt Classic is the entry-level model which was first certified for international markets in 2019 but not yet brought to market. More recently in 2023, the Classic received the ISO 12402-5 Level 70 certification from Underwriter's Laboratory which means it's a US Coast Guard approved flotation device. Based on that certification, Lifeshirt Products, Inc. is preparing to go to the market in the United States. The four focus areas of the company. are: (i) cash flow, (ii) manufacturing & supply chain, and (iii) sales and marketing. The Company investigated multiple options to raise equity and has decided to pursue a Reg CF crowdfund. It has partnered with multiple vendors to provide the broker-dealer services, the technology platform, payment processing, escrow account, legal, and marketing to facilitate the crowdfund.

The funding generated from the crowdfund will primarily be used to pay for the first production run of both the Classic and Watchdog LifeShirts. All UL approved products must be assembled by a UL certified manufacturer. The Company's development partner OU Lude has manufacturing capacity through eastern Europe and has a final UL factory review of a sample production run in November in order to receive its UL certification to produce LifeShirts sold in the US. In addition, the Company is working with a manufacturer with facilities throughout southeast Asia that is already UL certified and capable of building the initial LifeShirts.

As part of the marketing effort, Lifeshirt Products, Inc. is leveraging its online assets and partnerships with a premier ecommerce marketing company to market LifeShirt on google in over a dozen countries including, but not limited to, the United States, Canada, United Kingdom, France, Germany, Spain, China, Japan, and Australia. Finally, with the expectation of a successful Regulation CF offering and product launch, the next stop would be additional funding to meet growth objectives via a Regulation D or Regulation A offering.

Competition

The marketplace for life vests or life jackets is competitive and continues to grow as the number of individuals participating in water-based activities continues to increase. A vast majority of brands today have been in the industry for many years. The market for life jackets or flotation devices is segmented into commercial, government and recreational. Most major competitor brands primarily focus on commercial while some compete in all three or focus on non-Commercial segments. Additionally, almost all competitor commercial brand life jackets and flotation devices are sold via a multi-channel sales approach. This means they sell their product direct to consumer from their branded website, they use online marketplaces such as Amazon and then they also sell wholesale so their products can be available in sporting good or outdoor type stores. Lastly, the life jacket market has seen only incremental innovation over the last 50 years as new materials are introduced to make traditional foam jackets less bulky and uncomfortable. However, inflatable technology is becoming more popular and attracting new entrants and product offerings.

Kent Outdoors is a private equity firm owned life jacket company. It offers snowboards, wakeboards, water ski equipment, outdoor apparel, and 6 life jacket brands: Kent, Full Throttle, Hyperlite, Obrien, Connelly and Onyx. Onyx has pioneered the inflatable life jacket segment. The products provide premium watersport experiences.

Stearns has been a popular life jacket brand since the 1920s. In 1971, federal law changes allowed companies to create Type III PFDs, which Stearns took advantage of. In 2008, The Coleman Company acquired Stearns and added it to their recreational outdoor collection. In 2021, Mustang Survival acquired Stearns' Government and Commercial Marine business from The Coleman Company. Stearns' life jackets are the economy models for mass market.

O'Neill is a renowned name in the action sports world, renowned for designing neoprene wetsuits. In 2008, Logo International B.V. purchased the worldwide and European rights for the brand to help increase market share. Stohlquist is another popular life jacket brand popular for kayaking and fishing, combining foam and minimal shoulder straps. Body Glove and Astral are other smaller brands with niche products. Private label life jackets are also available from Dick's Sporting Goods, Bass Pro Shops, and Cabella's. Bluestorm, Onyx, and Hyde Wingman offer newer inflatable life jackets, with the latter two having bladders meant to be worn around the neck and shoulders, and Hyde Wingman offering back support and a vest to be worn over clothing.

In summary, the market for life jackets and personal flotation devices is highly fragmented. The last two decades have been shaped by private company mergers and acquisitions. In addition, each brand focuses on different markets such as Government, Commercial or Recreation. Within the Recreation market, brands have further differentiated based on different price points or activities.

Principal Security Holders

Below are the names and ownership levels of each person or entity, as of the date of the commencement of this Offering, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Commercial Development Corporation	1,190,851 Class A Common	44%	44%
Management and Joint Ventures, LLC	630,000 Class A Common	23%	23%

For purposes of this chart, Michael Dinkel is the sole owner of Commercial Development Corporation and owns 50% of Management and Joint Ventures, LLC. Mr. Dinkel therefore indirectly controls 67% of the Company voting power.

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions for the past three years:

Directors

BERT PEARSALL

Current Position and Title	Director/President
Date of Board Service	June 2023 - Present
Principal Occupation	Consultant

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Fundopolis Securities LLC	CEO/Managing Principal	Investment banking	August 2021 – January 2023
Pearsall Global Consulting LLC	CEO/President	Consultant	January 2020 - Present

JOE STETOR

Current Position and Title	Director/COO
Date of Board Service	August 2023 - Present
Principal Occupation	Global business operations

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER**	**DATES**
R.A. Dinkel & Associates DBA The IDEA People	Vice President	Specialty advertising	May 2023 – Present
Dropbox, Inc.	Supply Chain Manager	Cloud storage	January 2022 – March 2023
Intel Corporation	Commodity Manager	Semiconductor manufacturing	July 2012 – December 2021

CHRIS PEARSON

Current Position and Title	Director
Date of Board Service	August 2023 - Present
Principal Occupation	Director of International Complince

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLE**	**PRINCIPAL BUSINESS OF EMPLOYER**	**DATES**
Marine Safety Consultancy LTD	Managing Director	PPE design, compliance conformity	2020 - Present

Officers

JOE STETOR

Current Position and Title	COO
Date of Board Service	August 2023 - Present
Principal Occupation	Global business operations

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
R.A. Dinkel & Associates DBA The IDEA People	Vice President	Specialty advertising	May 2023 – Present
Dropbox, Inc.	Supply Chain Manager	Cloud storage	January 2022 – March 2023
Intel Corporation	Commodity Manager	Semiconductor manufacturing	July 2012 – December 2021

BERT PEARSALL

Current Position and Title	President
Date of Service	September 2023 - Present
Principal Occupation	Consultant

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Fundopolis Securities LLC	CEO/Managing Principal	Investment banking	August 2021 – January 2023
Pearsall Global Consulting LLC	CEO/President	Consultant	January 2020 - Present

CHRIS PEARSON

Current Position and Title	Director
Date of Board Service	August 2023 - Present
Principal Occupation	Director of International Compliance

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Marine Safety Consultancy LTD	Managing Director	PPE design, compliance conformity	2020 - Present

Biographical Information

Bert Pearsall

Bert came to Lifeshirt Products Inc. with over 28 years of experience in Investment Management and Investment Banking. Prior to joining Lifeshirt Bert was the CEO/Managing Principal for Fundopolis Securities LLC Investment Bank where he revitalized the organization and created a successful team conducting regulatory raises for companies needing growth capital. Prior to that he was Regional Director for the BB&T Wealth Region where he led a team of talented professionals who provided comprehensive advice and investment management and commercial real estate solutions to high-net-worth clients and families. Prior to joining BB&T Bert served as a National Sales Performance Executive for Merrill Lynch based in Dallas Texas. Bert holds the FINRA Series 4, 7, 24, 53, 63, 65 and 79 registrations, and a Florida Commercial Real Estate license. Bert joined Lifeshirt August 2023.

Joe Stetor

Joe Stetor is a board member of Lifeshirt Products, Inc and has been involved with the development of the LifeShirt since 2017.

Joe has an extensive background in business operations across multiple industries. He joined The Idea People, a specialty advertising company, as Vice President in April of 2023. Prior to that, he spent ten years in the technology industry managing storage and cloud infrastructure supply chains. Most recently, Joe was a Senior Supply Chain Manager for Dropbox, Inc responsible for the on-premise datacenter infrastructure sourcing and supply chain. Before joining Dropbox, he spent nine years in the semiconductor industry as a commodity manager for Intel Corporation where he developed and implemented strategic sourcing strategies for memory and other integrated circuits manufactured around the world. Lastly, Joe began his professional operations career with Demmer Corporation establishing lean manufacturing systems to support the production of Mine-Resistant Ambush-Protected (MRAP) military transport vehicles for the Department of Defense.

Joe earned an MBA with dual specializations in Supply Chain Management and Finance from Arizona State University and a Bachelor of Arts in Business Administration from Michigan State University.

Christopher Pearson

Christopher is a passionate and creative individual with a love for water sports and soccer. As a managing director for a marine safety company, he has dedicated himself to safety, quality, and compliance. Chris Joins Lifeshirt Products, Inc. with over 27 years of experience in the marine safety industry for leisure and professional sectors. Chris' journey began 27 years ago as a technical assistant for a lifejacket manufacturer in Liverpool, England, and since then, he's had the privilege of being the Managing Director of Marine Safety Products LTD where he looked after marine safety product design and development for the world's largest manufacturers for 22 years. Writing and implementing quality systems along with looking after product design, safety, and compliance are some of the daily tasks Chris undertakes.

The Offering

Terms of Securities Offering

The Company, as part of the Regulation Crowdfunding raise will be offering up to 1,235,000 shares of Common Stock.

Target number of securities being offered	71,429
Price	$5.60 per share
Target offering amount	$400,000
Oversubscriptions	The company will only accept the maximum offering amount.
Maximum offering amount	$1,235,000
Deadline to reach the target offering amount	November 7, 2024

Bonus Perks	For investments $2,500 or more: 50% off one (1) LifeShirt product.

Additional Bonus Perks

The Company is offering the following bonus perks to qualifying investors:

For investments $2,500 or more: 50% off one (1) LifeShirt product.

Voting Rights and Limitations

VOTING RIGHTS

Although investors will be owners of the Company, they will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Class A Common shareholders will control all aspects of the Company's business. For all practical purposes investors will be passive Investors.

LIMITATIONS ON ANY VOTING RIGHTS

Investors will generally not have the right to vote or otherwise participate in the management of the Company.

RIGHTS OF SECURITIES HOLDERS

Class A Common shareholders have all of the voting equity of the Company. Accordingly, the Class A Common shareholders have the sole ability to control the day-to-day operations of the Company, including additional financings. Class B Common Shareholders have no ability to influence Company action.

RIGHTS AFFECTED

The Class A Common shareholders have the sole ability to control the day-to-day operations of the Company, including additional financings. Accordingly, Class B Common shareholders have no ability to influence Company action.

MODIFICATION OF TERMS

Upon a material change to the terms of this offering or to the information provided by the Company, Texture Capital will send to any investor who has made an investment commitment notice of the material change and state that the investor's commitment will be canceled unless the investor reconfirms his or her investment commitment within five business days of receipt of notice.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 2 for additional information.

Other Outstanding Securities

A total of 2,706,213 Shares of Class A Common Stock have been issued prior to this Offering.

Valuation of Securities Being Offered

PRE-MONEY VALUATION

$15,000,000

VALUATION DETAILS

The company determined the share price of its common stock in its Regulation CF Offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a company equity incentive plan.

Other Exempt Offerings

The Company has conducted no previous offerings.

Use of Proceeds

The Company desires to obtain funds from crowdfunding investments to accelerate growth, increase customer base, and invest in generative AI. The following table illustrates how the Company intends to use the net proceeds received through the Offering. Notwithstanding the chart below, The company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

USE OF FUNDS	IF TARGET OFFERING AMOUNT		IF MAXIMUM OFFERING AMOUNT	
	$	%	$	%
Professional Services	$40,000	10%	$85,000	7%
Operations	$40,000	10%	$100,000	8%
Marketing	$20,000	5%	$100,000	8%
Research & Development	$0	0%	$100,000	8%
Inventory	$300,000	75%	$700,000	57%
Working Capital	$0	0%	$150,000	12%
Company Employment	$0	$0	$0	$0
Total Use of Net Proceeds	$400,000	100%	$1,235,000	100%

Testing the Waters

The Company has not made use of written communication or broadcast script to test the waters.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company will work through Texture Capital's FINRA compliant regulated broker dealer to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

REMUNERATION FOR TEXTURE CAPITAL

Remuneration for Texture Capital is paid if this raise is successful in meeting its target amount. There is a $3,000 due diligence fee. Texture Capital will be paid a flat 2.5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Risk Factors

Any investments in the company involves a high degree of risk and should only be made by investors who can afford the loss of their entire investment.

The purchase of securities is speculative and involves substantial risk. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the company to identify risks that are specific to its business and financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy are exposed to. These include risks relating to economic downturns, political and economic events, and more. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

PUBLIC HEALTH EMERGENCIES

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. In the event that suppliers and contractors in certain impacted industries lose their jobs or remain unemployed, it could impact their ability to make payments or meet objectives.

Industry Risk Factors.

FAILURE TO STAY COMPETITIVE

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. We believe that the market for our products will continue to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large institutions that internally develop products that compete with our products directly or that are superior to ours.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

Company Risks Factors

LIMITED OPERATING HISTORY

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

FAILURE TO EXPAND SALES AND MARKETING

Failure to Expand Sales and Marketing Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

KEY PERSONNEL

The Company is very dependent on its founders and key personnel. In the event of a catastrophic occurrence affecting the founders of the Company, the future of the Company could be at risk.The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

NO HISTORICAL PROFIT

The Company may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has not had significant revenue since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company anticipates needing access to credit in order to support working capital requirements. It is possible the Company will be forced to raise additional capital, modify growth plans, or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing our equity below its current price. If so, your investment could lose value as a result of additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could decrease with addition of more investors.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

We will need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

SOME PRODUCTS ARE STILL PROTOTYPES

It is possible that there may never be an operational product or that the product may never be sold. It is possible that the failure to release a product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

SECURITIES WITH NO VOTING RIGHTS

An investor buying Class B Common Shares will not have any voting rights associated with them.. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once we meet our target amount for this offering, we may request that the broker dealer instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

PATENTS, TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the n1arket. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as corporate reorganization, merger, acquisition, additional issuances of securities, and share repurchases, may disproportionately affect minority shareholders. The effects may include the dilution of the value of shares, and the loss of the holder's voting rights, if any were available, and others.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C, may also have an adverse effect on our business and result in the total loss of your investment.

Investing Process

To invest in an offering, Investors must go to Texture Capital's platform. Texture Capital collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with West Town Bank & Trust, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 2 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress During an Offering

Texture Capital's investor platform will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Texture Capital.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on Texture Capital's portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

CANCELLATION PROCESS

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require and extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made of the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor may cancel your investment commitment directly on the Texture Capital's portal.

CANCELING A COMMITMENT TO PURCHASE

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page.

An investor may cancel your investment commitment directly on the Texture Capital's portal.

Related Party Transactions

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There are no related transactions between the Company and a related party over the past twelve months.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any

revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

Lifeshirt Products, Inc ("LifeShirt" or the "Company") is a corporation organized under the laws of the state of Delaware. The Company was initially organized as Marine Safety Products, LLC ("MSP"), a Florida limited liability company, in August 2012 for the sole purpose of developing the LifeShirt concept.

Current Condition and Historical Results

Reviewed financials of the Company for 2021 and 2022 showed little change in cash on the balance sheet and modest losses. As of December 2022, the Company's balance sheet shows $1,101,243 in intellectual property which has been capitalized as development costs.

PRE-RAISE LIQUIDITY

The proceeds from the Offering are essential to continued operations. We plan to use the proceeds of this offering as set forth above under the section titled "Use of Proceeds," which is an indispensable element of our business strategy. The Company currently has little cash and liquid current assets and is expected to use all of it in the near future.

POST-RAISE LIQUIDITY

We anticipate the capital from this Offering to be deployed quickly. Changing business strategies could make it last much longer, or shorter. Proceeds from the Offering will greatly enhance our liquidity position and will enable us to continue operations, expand our services, and grow the Company.

CAPITAL RESOURCES

The Company has no debt financing and has not sought any grants. We rely on capital infusions from investors. The current assets and future investment are necessary to support the growth that the Company is projecting.

DEPENDENDANCY ON THE OFFERING

The Company's viability depends upon near-term sales that demonstrate to investors that the projected growth is achievable. Since the Offering provides funds to accelerate the sales of the Company's products, it contributes to the Company's viability.

Financial Statements and Operation Discussion

	MOST RECENT FISCAL YEAR-END (2022)	PRIOR FISCAL YEAR-END (2021)
Total Assets:	$ 11,106,458	$ 1,068,386

Cash & Cash Equivalents:	$ 1,381	$ 4,027
Accounts Receivable:	—	—
Short-term Debt:	—	—
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	—	—
Taxes Paid:	—	—
Net Income:	$ (3,928)	$ (3,700)

Outstanding Indebtedness

The Company has no outstanding material debts.

Financial Statements

See Appendix 1.

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Legal and Regulatory Proceedings

A background check was performed on the Company and covered person(s) and the review indicates that Lifeshirt Products, Inc. and its directors are likely not disqualified from relying on registration exemption under Regulation CF.

Appendix 1 – Financial Statements

Marine Safety Products LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2021 and 2022

ANTHONY HEARN, CPA

CERTIFIED PUBLIC ACCOUNTANT
3501 LAZY RIVER TERRACE
SANFORD, FL 32771
ANTHONYHEARN@YAHOO.COM

To the Board of Directors and
Members of Marine Safety
Products, LLC.
Winter Garden, FL 34787

I have reviewed the accompanying financial statements of Marine Safety Products, LLC (A Florida LLC), which comprise the balance sheet as of December 31, 2021 and 2022, and the related statements of income, and statement of changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

PHONE (609) 306-4575, FAX (877)625-9296
Member of the New Jersey Society of CPA and American Institute of CPA
Masters of Science in Taxation

ANTHONY HEARN, CPA

CERTIFIED PUBLIC ACCOUNTANT
3501 LAZY RIVER TERRACE
SANFORD, FL 32771
ANTHONYHEARN@YAHOO.COM

I am required to be independent of Marine Safety Products, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on my review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

October 19, 2023

PHONE (609) 306-4575, FAX (877)625-9296
Member of the New Jersey Society of CPA and American Institute of CPA
Masters of Science in Taxation

MARINE SAFETY PRODUCTS LLC
BALANCE SHEET
DECEMBER 31, 2021 and 2022

ASSETS

	12/31/2022	12/31/2021
Current Assets		
Cash	$ 1,381	$ 4,027
Development Costs	$ 1,101,243	$ 1,064,359
Due From Raynor Shine	$ 3,834	$ -
Total Current Assets	$ 1,106,458	$ 1,068,386
Total Assets	$ 1,106,458	$ 1,068,386

LIABILITIES

Current Liabilities		
Accounts Payable and Accrued Expenses	-	-
Total Current Liabilities	-	-

STOCKHOLDERS' EQUITY

Units Issued and Outstanding (2,161,742)	1,112,734	1,070,734
Additional Paid in Capital		
Retained Earnings	(6,276)	(2,348)
Total Stockholders Equity	1,106,458	1,068,386
Total Liabilities and Stockholders Equity	1,106,458	1,068,386
	-	

See Accompanying Accountants Review Report

MARINE SAFETY PRODUCTS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021 AND 2022

	12/31/2022	12/31/2021
Sales	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Selling Expenses	-	-
General and Administrative Expenses	3,928	3,700
Income from Operations	(3,928)	(3,700)
Net Income	$ (3,928)	$ (3,700)

MARINE SAFETY PRODUCTS
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021 and 2022

	12/31/2022	12/31/2021
Cash Flow from Operating Activities		
Net Income	$ (3,928)	$ (3,700)
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation Expense	-	
(Increase) decrease in operating assets:		
Other Current Assets	(3,834)	
Increase in Development Costs	(36,885)	(40,022)
Increase (decrease) in operating liabilities:		
Trade Accounts Payable	-	
Net Cash provided by operating actvities	(44,647)	(43,722)
Cash Flows from Investing Activities		
	-	
Net Cash provided by Investment Activities	-	
Cash Flows from Financing Activities		
Eqiuty Contribution	42,000	11,793
Net Cash provided by Financing Activities	$ 42,000	11,793
NET INCREASE IN CASH	(2,647)	(31,929)
CASH - JANUARY 1	4,027	35,956
CASH - DECEMBER 31	1,380	4,027

MARINE SAFETY PRODUCTS
Statement of Retained Earnings / Changes in Stockholder Equity
For the years ended December 31, 2021 and 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total stockholders' equity (deficiency)
	Number of Units	Amount			
Balance at December 31, 2020	492,912	$ -	$ 1,058,941	$ 1,351	$ 1,060,292
Net Income				(3,700)	(3,700)
Equity Contributions/Paid in Capital			11,793	-	11,793
Balance at December 31, 2021	492,912	$ -	$ 1,070,734	$ (2,349)	$ 1,068,385
Net Income				(3,928)	(3,928)
Equity Contributions/Paid in Capital			42,000	-	42,000
Balance at December 31, 2022	492,912	$ -	$ 1,112,734	$ (6,277)	$ 1,106,457

Note 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Marine Safety Products, LLC was formed as a Limited Liability Company ("The Company") on August 3, 2012. Michael Dinkel is the beneficial owner of 63.67% of the units through a related entities of Management and Joint Ventures, LLC and Commercial Development Corp. Mr. Dinkel is the leading operations management of Marine Safety Products, LLC in 2021 and 2022.

There is a related entity of Lifeshirt Products, Inc that was formed in 2023 and was incorporated for the purpose of acquiring Marine Safety Products, LLC and raising capital through a Reg C.

On September 15, 2023, all five US Patents were transferred from Marine Safety Products, LLC to Lifeshirt Products, Inc The objective is to take the Lifeshirt Product to market under the Lifeshirt Products, Inc C-Corp because of the regulatory, tax and other advantages associated with being a C-Corp. Marine Safety Products, LLC will be dissolved once all remaining intellectual property has been assigned to Lifeshirt Products, Inc.

Note 2 Summary of Significant Accounting Policies

Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United State of America ("GAAP); consequently, revenue is recognized when products are shipped and expenses when costs are incurred .

Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be taxed as a partnership for US tax purposes and has no state taxes in the State of Florida. In Lieu of corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Revenue Recognition
The Company recognizes sales when revenue is realized or becomes realizable and has been earned. Revenue is recognized when the earnings process is complete and collectability is reasonably assured which is usually upon delivery of the product.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred. Advertising costs of $0 and $0 were incurred during the years ended December 31, 2021 and 2022, respectively.

Consolidation of Variable Interest Entities
In March 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-07 Consolidation (Topic 810) ("ASU 2014-07") which included alternative accounting guidance developed by the Private Company Council that permits private companies to elect to not apply variable interest guidance to a lessor entity that met certain requirements.

Development Costs
The Company has capitalized all Development Costs of the product it plans to sell referred to as "LifeShirt". The company has five US Patents and Patents that are valid in 19 countries and another patent valid in five countries. The Patents were all transferred to the acquiring corporation of Lifeshirts Products, Inc in September of 2023 as part of the acquisition of the company.

Note 3 New Accounting Pronouncements
i) In August 2018, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2018-13, "Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement". This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2020 with early adoption permitted.

ii) In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"),which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. In June 2020, the FASB issued additional guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

iii) In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. This guidance is effective for all entities upon issuance on March 12, 2020 and may be applied through December 31, 2022. The expedients and exceptions in this guidance are optional, and the Company is evaluating the potential future financial statement impact of any such expedient or exception that it may elect to apply as the Company evaluates the effects of adopting this guidance on its financial statements.

Note 4 Related Party Transactions

Due from Related Party
Amounts due from related party represents a $3,834 advance for the primary members related company for expenses. The receivable was collected in 2023.

Note 5 Global Pandemic – COVID 19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last. To date, the Company has not experienced any major consequences or loss of business which will materially impact the financial conditions of the Company.

NOTE 6   LEASES

Effective January 1, 2022, accounting principles generally accepted in the United States of America require companies to adopt a new lease standard promulgated by Accounting Standards Update (ASU) 2016-02, *Leases (ASC Topic 842)*, and subsequent amendments. In accordance with ASU 2016-02, an entity is required to capitalize lease assets and lease obligations on its balance sheet for all equipment and real estate leases with a remaining lease term that exceeds 12 months, and to provide certain disclosures related to those leases.

Management has informed us that it does not have any leased assets.

Note 7 - Subsequent Events

There is a related entity of Lifeshirt Products, Inc that was formed in 2023 and was incorporated for the purpose of acquiring Marine Safety Products, LLC and raising capital through a Reg C.

On September 15, 2023, all five US Patents were transferred from Marine Safety Products, LLC to Lifeshirt Products, Inc The objective is to take the Lifeshirt Product to market under the Lifeshirt Products, Inc C-Corp because of the regulatory, tax and other advantages associated with being a C-Corp. Marine Safety Products, LLC will be dissolved once all remaining intellectual property has been assigned to Lifeshirt Products, Inc.

LifeShirt Product Inc now owns 100% of Marine Safety Products, LLC. All Unit Holders of Marine Safety Products, LLC received 1 share of Class A Stock of Lifeshirt Products, Inc for each Unit owned.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through the date of the accountants' report, which is the date the financial statements were available to be issued.

Appendix 2 – Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.


Lifeshirt Products, Inc.
16192 Coastal Highway
Lewes, DE 19958


The undersigned understands that Lifeshirt Products, Inc. a Corporation organized under the laws of Delaware (the "Company"), is offering up to 220,535 of Class B Common Stock (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated November 7, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities**. The Company is offering Class B Common Stock at Five Dollars and Sixty cents ($5.60) per share.

   Bonus Perks

   For investments $2,500 or more: 50% off one (1) LifeShirt product.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by West Town Bank &

Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

   c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

   d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Lifeshirt Product, Inc. or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Lifeshirt Product, Inc or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Lifeshirt Product, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Lifeshirt Product, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

11. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL

RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

12. **Dispute Resolution.**

   a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	16192 Coastal Highway Lewes, DE 19958 E-mail: bpearsall@lifeshirt.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

17. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
PURCHASER (if an entity):
Name: _____
 Legal Name of Entity

By_____
Name:
Title:

State/Country of Domicile or Formation:

_____